Exhibit 99.2

ARCHER – Share capital increase – exercise of options

Hamilton, Bermuda (July 28, 2011)

In connection with Archers option program, 25,000 options have been exercised at a strike price of NOK 18.00 per share. After these transactions, the total number of options outstanding in Archer Limited is 12,430,572.

In connection with the exercised options, Archer Limited has issued 25,000 common shares. The authorized share capital of Archer Limited is USD 1,200,000,000 divided into 600,000,000 common shares of par value USD 2.00 each. Fully paid and outstanding share capital of Archer Limited following the share capital increase is USD 646,938,004 divided into 323,469,002 fully paid common shares of par value of USD 2.00 each.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)